September 24, 2013

Terence O’Brien, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spartan Gold Ltd. Form 10-K Filed April 15, 2013 File No. 1-34996

Dear Mr. O’Brien:

By letter dated September 3, 2013, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Spartan Gold Ltd. (“Spartan” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Annual Report on Form 10-K filed on April 15, 2013. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Risk Factors, page 4

1.	Your risk factors should focus on the specific factors that make an investment in your securities speculative or risky. You should avoid presenting risks that could apply to any issuer, and they should provide sufficient context for investors to understand how the risks relate to your particular company. Please also ensure the risks presented apply to you. For example, your statement that “[t]he research, development, distribution, marketing and selling of our products is subject to regulation by governmental regulatory authorities” on page 6 does not appear to relate to your operations. In future filings, please review and revise all of your risk factors to eliminate generic and inapplicable risks, and to elaborate on how you are specifically affected by the risks that you present.

RESPONSE: In future filings we will review and revise all of our risk factors to eliminate generic and inapplicable risks, and to elaborate on how we are specifically affected by the risks that we present.

Spartan Gold Ltd.	Phone: (480) 477-1585
122 Fourth Ave., Suite 103	Fax: (321) 821-0914
Indialantic, FL 32903	email: jwittler@spartangoldltd.com

U.S. Securities and Exchange Commission

September 24, 2013

Page Two

2.	In future filings, please include risk factors discussing the following, to the extent applicable:

•	the impact of your status as a penny stock issuer on the liquidity of the market for your shares.

•	any material weakness in internal controls over financial reporting.

•	conflicts of interest of your chief executive officer relating to his control of Sphere Resources, Inc., your main creditor and largest shareholder.

RESPONSE: In future filings we will include risk factors discussing the above bulleted risk factors.

Management’s Discussion and Analysis of Financial Condition and Result s of Operation, page 9

Plan of Operation, page 10

3.	In future filings please elaborate on your plan of operation. We note that your strategy is to advance your projects to the drilling stage. Please discuss what steps or milestones you plan to take or meet, and your timeframe for doing so.

RESPONSE: In future filings we will elaborate on our plan of operation to include the steps and milestones we plan to take or meet, and our timeframe for doing so.

Operating and Other Expenses, page 11

4.	Please supplementally clarify the meaning of the second sentence under this heading. The connection between stock based compensation and payment for an option on mineral properties is not clear. Also, the dollar amounts of the various components of operating expenses for 2011 and 2012 do not add up to your totals. Please also explain how the costs associated with being a publicly-traded company varied from year-to-year.

RESPONSE: In future filings we will supplementally clarify the meaning of the second sentence under this heading. We will also ensure that the dollar amounts of the various components of operating expenses for years presented add up to our totals. Additionally, we will explain how the costs associated with being a publicly-traded company vary from year-to-year.

Liquidity and Capital Resources, page 12

5.	In future filings, please disclose additional information about the availability of cash to meet your cash requirements. For example, consider disclosures regarding:

•	the rate of negative cash flow per month;
•	the period of time that available cash can sustain current operations;
•	significant development milestones achieved;

U.S. Securities and Exchange Commission

September 24, 2013

Page Three

•	material costs associated with the same;
•	the source of funds needed to cover those costs; and
•	how you propose funding your operations for the next twelve months, in future filings.

Please show us what this disclosure would look like if it had been included in your 2012 10-K.

RESPONSE: In future filings we will disclose additional information about the availability of cash to meet our cash requirements. If we had included such a disclosure in our 2012 10-K, it would have looked like the following:

At December 31, 2012, we had a cash balance of $11,137. We anticipate cash needs of approximately $125,000 to sustain our current level of operations. We will rely on loans and advances from our majority shareholder to fund our operations until we are able to raise capital via sales of equity or debt securities. Any such sales of equity or debt securities are not certain and may not occur.

Management’s Annual Report on Internal Control over Financial Reporting, page 37

6.	Please supplementally describe in much greater detail your plan to remediate your internal control weaknesses, including the number of directors to be added to your board. Please also clarify what is meant by the sentence “[w]e understand that remediation of material weaknesses and efficiencies in internal controls is a continuing work in progress due to the issuance of new standards and promulgations.” We may have further comment depending upon your response.

RESPONSE: In future filings we will describe in much greater detail our plan to remediate our internal control weaknesses. In regards to the further clarification requested, we feel the following part of the sentence referenced is meaningless and should be struck from the sentence: “…due to the issuance of new standards and promulgations”. The remainder of the sentence stands on its own.

Executive Compensation, page 57

7.	Please revise future filings to provide the narrative disclosure called for by Item 402(o) of Regulation S-K. This should include a discussion of the material terms of your employment agreements with each of your executive officers.

RESPONSE: In future filings we will provide the narrative disclosure called for by Item 402(o) of Regulation S-K.

U.S. Securities and Exchange Commission

September 24, 2013

Page Four

8.	We note your disclosure that a fixed fee may be allowed to directors for attendance at each meeting. Please tell us whether you paid any director compensation in 2012. If you paid any director compensation in 2012, you must include the table required by Item 402(r) of Regulation S-K.

RESPONSE: We did not pay any director compensation in 2012 or 2011. In future filings we will state such if applicable, and if any director compensation is paid, we will provide the table required by Item 402(r) of Regulation S-K.

Certain Relationships and Related Party Transactions,

9.	Please discuss your policies and procedures for the approval of related party transactions, as required by Item 404(b) of Regulation S-K, in future filings.

RESPONSE: All related party transactions are approved by the Board of Directors. In future filings we will include this disclosure as required by Item 404(b) of Regulation S-K.

Form 10-Q

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Special Note Concerning Forward-Looking Statements, page 15

10.	We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that as a penny-stock issuer, you may not rely upon the safe harbor provided by the PSLRA. Please remove this language in future filings.

RESPONSE: We will remove this language in future filings.

Further, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John S. Wittler

John S. Wittler

Chief Financial Officer

Spartan Gold Ltd.